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17005226

SEC
Mail Processing
Section
FEB 21 2017
Washington DC
416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67947

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/16
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RG KNOX COMPANY LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3734 ECKER HILL DRIVE
(No. and Street)

PARK CITY | UT | 84098
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KARLA KNOX 435-655-0970
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STAYNER BATES PC
(Name – *if individual, state last, first, middle name*)

510 S. 200 W STE 200, | SALT LAKE CITY | UT | 84101
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC

OATH OR AFFIRMATION

I, KARLA KNOX, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RG KNOX COMPANY LLC, as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

CFO / FINOP
Title

LISA VALIANT
Notary Public
State Of Utah
My Commission Expires March 12, 2020
COMMISSION NUMBER 687983

Notary Public

STATE OF UTAH
COUNTY OF SUMMIT

The foregoing instrument was acknowledged before me this 16 day of FEB, 2017, by KARLA KNOX

[signature] LISA VALIANT
Notary Public's Signature — Notary Name
My Commission Exp. 3/12/20

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RG KNOX COMPANY, LLC

Independent Auditor's Report
and
Statement of Financial Condition

December 31, 2016

CRD #148005

****** PUBLIC ******

RG KNOX COMPANY, LLC

Table of Contents

STAYNERBATES
Certified Public Accountants + Business Advisors

Stayner Bates P.C.
510 S 200 W Suite 200
Salt Lake City, Utah 84101
801 531 9100
Fax: 801 531 9147
stayner.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of RG Knox Company, LLC
Park City, Utah

We have audited the accompanying statement of financial condition of RG Knox Company, LLC as of December 31, 2016, and the related notes to the financials. These financial statements are the responsibility of RG Knox Company, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of RG Knox Company, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Stayner Bates P.C.

Stayner Bates P.C.
Salt Lake City, UT 84101
February 10, 2017

RG KNOX COMPANY, LLC
Statement of Financial Condition
December 31, 2016

ASSETS

Assets		
Current Assets		
Cash and cash equivalents	$	46,169
Prepaid expenses		1,660
Other current assets		61
Total Current Assets		47,890
Equipment, net		1,233
Total Assets	**$**	**49,123**

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Current Liabilities		
Accounts payable	$	3,043
Accrued expenses		279
Total Current Liabilities		3,322
Total Liabilities		**3,322**
Members' Equity		
Members' capital		306,345
Retained deficit		(260,544)
Total Members' Equity		**45,801**
Total Liabilities and Members' Equity	**$**	**49,123**

See accompanying notes to the statement of financial position

RG KNOX COMPANY, LLC
Notes to the Statement of Financial Condition
December 31, 2016

NOTE A ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

RG KNOX COMPANY, LLC (the "Company") is a Broker/Dealer offering various types of fixed income investment opportunities for institutional accounts only. The Company was incorporated under the laws of the State of Utah in January 2007. The Company is registered as a Securities Broker/Dealer with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA") on December 22, 2008. The Company is headquartered in Park City, Utah and maintains licensing and registration in two states in the United States.

Following is a summary of the Company's significant accounting policies:

Accounting Method

The financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year-end.

Commissions Receivable

The Company records commissions when earned. Commissions receivable is periodically reviewed to determine whether the amounts are collectible. Commissions receivable are written off when they are determined to be uncollectible.

Income Taxes

The Company is treated as a partnership for income tax purposes and as such, each member is taxed separately on their distributive share of the Company's income whether or not that income is actually distributed. Therefore, no accrual for income taxes has been recorded in the financial statements.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. While actual results could differ from those estimates, management believes that the estimates are reasonable.

NOTE A ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers cash on deposit in the bank to be cash.

Impact of New Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842). The guidance in ASU 2016-02 requires that a lessee recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. As with previous guidance, there continues to be a differentiation between finance leases and operating leases, however this distinction now primarily relates to differences in the manner of expense recognition over time and in the classification of lease payments in the statement of cash flows. Lease assets and liabilities arising from both finance and operating leases will be recognized in the statement of financial position. ASU 2016-02 leaves the accounting for leases by lessors largely unchanged from previous GAAP. The transitional guidance for adopting the requirements of ASU 2016-02 calls for a modified retrospective approach that includes a number of optional practical expedients that entities may elect to apply. The guidance in ASU 2016-02 will become effective for us as of the beginning of our 2020 fiscal year. Management is currently evaluating the impact that the adoption of ASU 2016-02 will have on the Company's financial statements, management does not expect the adoption of ASU 2016-02 to have a material effect on the statement of financial condition.

Property and Equipment

Property and equipment are stated at cost. Betterments and improvements are capitalized over their estimated useful lives, whereas repairs and maintenance expenditures on the assets are charged to expense as incurred. When assets are disposed of, the cost and accumulated depreciation (net book value of the assets) is eliminated and any resulting gain or loss is reflected accordingly. Depreciation is computed using the straight-line method over estimated useful lives of three to five years.

Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate fair values because of the short-term nature of these instruments.

NOTE B CASH AND CASH EQUIVALENTS

Cash is comprised of cash on deposit in the bank. The Company's bank deposits are held in a financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC") to certain levels. The Company has not experienced any losses in such accounts or lack of access to its cash, and believes it is not exposed to significant risk of loss with respect to cash. However, no assurance can be provided that access to the Company's cash will not be impacted by adverse economic conditions in the financial markets. As of December 31, 2016, the Company did not have any amount in excess of the FDIC coverage.

NOTE C EQUIPMENT

The cost basis of equipment and its accumulated depreciation at December 31, 2016 is $17,606 and $16,373, respectively.

NOTE D PENSION PLAN/401k PLAN

The Company maintains a 401k plan for its employee. Contributions to this plan are discretionary. The Plan commenced in 2011. There was no accrued pension plan payable at December 31, 2016.

NOTE E NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital of the greater of $5,000 or 6 2/3% of Aggregate Indebtedness. At December 31, 2016, the Company had net capital of $42,847, which was $37,847 in excess of its required net capital of $5,000.

NOTE F SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 10, 2017, the date the financial statements were available to be issued, and has concluded that no recognized or non-recognized subsequent events have occurred since its year ended December 31, 2016.

R·G·KNOX
COMPANY
• Established 1975 •

3734 Ecker Hill Drive
Park City, Utah 84098

p 435.655.0970

www.rgknox.com

January 21, 2017

Stayner Bates & Jensen P.C.
510 South 200 West Suite 200
Salt Lake City, Utah 84101

Attention: Neal Hansen, CPA

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Hansen:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (i) the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

RG Knox Company, LLC met the Section 204, 15c3-3 (k) (2) (i) exemption for the period January 1, 2016 to December 31, 2016.

Sincerely,

Robert G. Knox
President

STAYNERBATES
Certified Public Accountants + Business Advisors

Stayner Bates P.C.
510 S 200 W Suite 200
Salt Lake City, Utah 84101
801 531 9100
Fax: 801 531 9147
stayner.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
of RG Knox Company, LLC
Park City, UT

We have reviewed management's statements, included in the accompanying exemption report, in which (1) RG Knox Company, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which RG Knox Company, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) RG Knox Company, LLC stated that RG Knox Company, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. RG Knox Company, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RG Knox Company, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Stayner Bates P.C.

Stayner Bates P.C.
Salt Lake City, UT
February 10, 2017